Filed by Falconbridge Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Falconbridge Limited

Commission File No. 333-129218

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[GRAPHIC]

Third Quarter 2005
Supplemental Financial
Information

[LOGO]

Falconbridge
A Leading Copper and Nickel Company	[LOGO]

•                  Formed on June 30, 2005 from the merger of Noranda Inc. and Falconbridge Limited

•                  Focused on the discovery and development of world-class copper and nickel deposits

•                  One of the world’s largest producers of copper and nickel

•                  Outstanding pipeline of high-return brownfield and large-scale greenfield project opportunities

•                  Assets at book value of US$11.7 billion

•                  Traded FAL on the New York Stock Exchange and FAL.LV on the Toronto Stock Exchange

Investor Information
Falconbridge

•                  As of July 6, 2005, the newly amalgamated company began trading on the Toronto Stock Exchange FAL.LV and the New York Stock Exchange FAL.

•                  Prior to July 6, 2005 the Company traded on the Toronto Stock Exchange (NRD.LV) and the New York Stock Exchange (NRD) under the name of Noranda Inc.

•                  Falconbridge’s quarterly financial results for 2005 are scheduled to be released as follows:

•	Fourth quarter	February 8, 2006

•                  Press releases and other investor information are available on Falconbridge’s web site at www.falconbridge.com

•                  Contact information:

•	General information	Reception	(416) 982-7111
•	News media	Ian Hamilton	(416) 982-7161
•	Financial information	Martin Pede	(416) 982-7337
•	Financial information	Tracey Wise	(416) 982-7178

Trading Statistics

Falconbridge

Toronto Stock Exchange

	Three Months Ended
(all amounts in Cdn $)	30-Jun-04	30-Sep-04	31-Dec-04	31-Mar-05	30-Jun-05	30-Sep-05
High	$24.99	24.61	$22.22	$25.44	$24.99	$32.31
Low	$19.25	20.57	$19.96	$19.67	$19.60	$20.77
Close	$22.94	22.00	$21.06	$24.31	$21.02	$31.07

Total Volume	77,928,323	60,169,100	68,808,000	125,986,500	119,395,152	103,542,056

The New York Stock Exchange

	Three Months Ended
(all amounts in US $)	30-Jun-04	30-Sep-04	31-Dec-04	31-Mar-05	30-Jun-05	30-Sep-05
High	$18.87	18.70	$18.17	$21.09	$20.48	$27.49
Low	$13.90	15.57	$16.05	$16.08	$15.42	$16.75
Close	$17.17	17.45	$17.60	$20.22	$17.30	$26.72

Total Volume	7,016,700	7,871,000	8,178,500	10,463,300	2,993,600	11,511,700

Common Shares & Dividends

Falconbridge

000s	30-Sep-04	31-Dec-04	31-Mar-05	30-Jun-05	30-Sep-05
Common shares outstanding	296,848	296,970	297,488	367,327	369,155
Unexercised options	7,516	7,416	7,706	10,418	8,712
Convertible debentures	5,444	5,444	5,444	5,444	5,439
Common shares outstanding - fully diluted	309,808	309,830	310,638	383,189	383,306

Quarterly weighted average shares outstanding	296,517	296,602	296,856	322,566	368,275

Dividend Amount
Name of new Falconbridge Security	Trading Symbol	Per Share	Record Date	Payable Date
Common Shares	FAL.LV	Cdn$0.12	Nov. 30, 05	Dec. 15, 05
Preferred Shares, Series 1	N/A	Cdn$0.02	Nov. 15, 05	Dec. 1, 05
Preferred Shares, Series 2	FAL.PR.A	Floating rate	Nov. 30, 05	Dec. 12, 05
		Floating rate	Dec. 30, 05	Jan. 12, 06
		Floating rate	Jan. 31, 06	Feb. 12, 06
Preferred Shares, Series 3	FAL.PR.B	Cdn$0.2863	Nov. 15, 05	Dec. 1, 05
Preferred Shares, Series F	FAL.PR.F	Floating rate	Nov. 30, 05	Dec. 12, 05
		Floating rate	Dec. 30, 05	Jan. 12, 06
		Floating rate	Jan. 31, 06	Feb. 12, 06
Preferred Shares, Series G	FAL.PR.G	Cdn$0.38125	Jan. 15, 06	Feb. 1, 06
Preferred Shares, Series H	FAL.PR.H	Cdn$0.40625	Dec. 15, 05	Jan. 2, 06
Junior Preference Shares, Series 1	FAL.PR.X	US$0.3750	Dec. 15, 05	Jan. 2, 06
Junior Preference Shares, Series 2	FAL.PR.Y	US$0.3906	Dec. 15, 05	Jan. 2, 06
Junior Preference Shares, Series 3	FAL.PR.Z	US$0.4063	Dec. 15, 05	Jan. 2, 06

[GRAPHIC]

Financial Statements & Analysis

[LOGO]

Consolidated Results

	3rd Qtr		Nine Months
(US$ millions, except per share information)	2005	2004	2005	2004

Revenues	2,006	1,703	6,074	5,030

Operating expenses
Cost of operations	617	535	1,895	1,493
Purchased raw materials	815	684	2,421	2,165
Depreciation, amortization and accretion	140	119	405	362
	1,572	1,338	4,721	4,020

Income generated by operating assets	434	365	1,353	1,010

Interest expense, net	50	35	126	104
Corporate and general administration	18	17	54	45
Research, development and exploration	16	14	43	33
Minority interest in earnings of subsidiaries	5	76	154	219
Income before undernoted	345	223	976	609

Other expense (income)	(5)	7	(5)	(10)
Tax expense	136	98	389	241
Net income	214	118	592	378

Basic earnings per common share	$0.57	$0.39	$1.76	$1.24
Diluted earnings per common share	$0.56	$0.38	$1.74	$1.23

Income Generated by Op. Assets

	3rd Qtr		Nine Months
(US$ millions)	2005	2004	2005	2004

Copper	360	292	916	671
Nickel	172	171	639	557
Zinc	14	11	62	56
Aluminum	28	29	121	88
Other	—	(19)	20	—
Depreciation, amortization and accretion	(140)	(119)	(405)	(362)

Income generated by operating assets	434	365	1,353	1,010

Earnings per Share Calculations

	3rd Qtr		Nine Months
(US$ millions, except per share information)	2005	2004	2005	2004

Net income	$214	$118	$592	$378

Deduct
Preferred share dividends	5	3	12	9
Income available to common shareholders - basic	$209	$115	$580	$369

Dilutive effect of convertible debentures	2	2	7	7
Income available to common shareholders - diluted	$211	$117	$587	$376
Basic weighted average number of shares - 000s	368,275	296,517	329,933	296,122
Diluted weighted average number of shares - 000s	375,597	303,702	336,646	303,399

Basic earnings per common share	$0.57	$0.39	$1.76	$1.24
Diluted earnings per common share	$0.56	$0.38	$1.74	$1.23

Weighted Average Shares Outstanding

	Balance	Issue/Acquisiiton
(000s shares)	Outstanding	Date	W/A
Q3 2005
Opening shares outstanding at July 1, 2005	367,327		367,327

Issues from stock option, debenture conversion & stock dividends	1,828	July 1-Sept 30	948

	369,155		368,275

	Balance	Date	W/A
YTD - September, 2005
Opening shares outstanding at January 1, 2005	296,970		296,970

Repurchase of shares under issuer bid	(63,377)	May 5	(34,590)

Issue shares to acquire Falconbridge (from 59% to 91%)	103,504	May 5	56,491

Issue shares to acquire Falconbridge (from 91% to 100%)	29,337	June 30	9,923

Issues from stock option, debenture conversion & stock dividends	2,721	Jan 1-Sept 30	1,139
	369,155		329,933

Earnings Variance –

Q3 2005 vs Q3 2004

	US$ Millions	$ Per Share
Metal prices	182	0.34
Exchange	(24)	(0.04)
Energy costs	(41)	(0.08)
Volumes	(22)	(0.04)
Depreciation and amortization expense	(15)	(0.03)
Costs and other	15	0.03
Purchase accounting	(26)	(0.05)
Total income generated by operating assets	69	0.13

Interest, admin., exploration & other	14	0.03

Junior preferred shares dividends - classified as interest expense	(20)	(0.04)
Minority interest	71	0.13
Tax expense	(38)	(0.07)

Total	96	0.18

Earnings Variance –

YTD Sept. 2005 vs YTD Sept. 2004

	US$ Millions	$ Per Share
Metal prices	483	1.18
Exchange	(77)	(0.19)
Energy costs	(82)	(0.20)
Volumes	124	0.30
Depreciation and amortization expenses	(37)	(0.09)
Costs and other	(23)	(0.06)
Purchase Accounting	(45)	(0.11)
Total income generated by operating assets	343	0.83

Interest, admin., exploration & other	(14)	(0.03)

Junior preferred shares dividends - classified as interest expense	(32)	(0.08)
Minority interest	65	0.16
Tax expense	(148)	(0.36)

Total	214	0.52

Exchange and Prices Variance

[CHART]

[CHART]

Implications of Noranda/Falconbridge Merger

Financial Statement Presentation

•                  Most dramatic impact of merger is below operating line – Falconbridge and Noranda have been presented on a consolidated basis since 1989

•                  Major income statement line items impacted are as follows:

•                  Increased depreciation and amortization of purchase price of Falconbridge assets

•                  One time increase in inventory valued at time of purchase

•                  Increased interest expense due to issue of preferred shares to complete share repurchase

•                  Reduced minority interest costs as balance of old Falconbridge minority acquired

•                  Shares outstanding increased due to merger offset by share repurchase

Implications of Noranda/Falconbridge Merger

Cost of Operations

	YTD	YTD
(US $millions)	30-Sep-05	30-Sep-04

Reported production costs	$1,895	$1,493	$402

Fair value of inventory at time of purchase allocated to cost of sales	(34)	—	(34)

Pre-acquisition accounting production costs	$1,861	$1,493	$368

Expected 2005 impact - $42M

Expected annualized impact - $-M

Implications of Noranda/Falconbridge Merger

Depreciation and Amortization

	YTD	YTD
(US$ millions)	30-Sep-05	30-Sep-04

Reported depreciation and amortization	$405	$362	$43

Amortization of purchase price of FL assets	(8)	—	(8)

Pre-acquisition DD&A	$397	$362	$35

•                  Expected 2005 pre-tax impact - $22 million

•                  Expected annualized pre-tax impact - $60 million

Implications of Noranda/Falconbridge Merger

Interest Expense

	YTD		YTD
(US$ millions)	30-Sep-05		30-Sep-04

Reported Interest expense, net	$126		$104	$22

Impact of preferred share issue	(32)		—	(32)

Pre-acquisition Interest expense, net	$94		$104	($10)

Dividends - 1.25B x 6.2% x Issue date – Aug. 11/05	$21.0	M
Dividends - 750M x 6.2% x Aug.12/05 – Dec. 31/05	18.2	M
Redemption premium – Aug. 2005 Redemption	5.0	M
Expected 2005 Impact	$44.2	M

Expected Annualized Impact
Dividends 750M x 6.2%	$46.5	M

Implications of Noranda/Falconbridge Merger

Minority Interest in Earnings of Subsidiaries

	YTD		YTD
(US$ millions)	30-Sep-05		30-Sep-04

Reported Minority Interest	$154		$219	($65)

Minority interest attributed to Falconbridge minority	139		206	(67)

Non-Falconbridge Minority Interest	$15		$13	$2

Actual Minority Interest expense - Falconbridge - 2004	$281	M

Expected 2005 Minority Interest expense - Falconbridge	$139	M

Amortized Minority Interest expense - Falconbridge in future	$—	M

Segmented Information – Q3 2005

	Three Months ended September 30, 2005
(US$ millions)	Copper	Nickel	Zinc	Aluminum	Other	Total

Revenues	$1,133	512	103	259	(1)	$2,006

Operating expenses
Cost of operations	241	184	48	145	(1)	617
Purchase of raw materials	532	156	41	86	—	815
Depreciation, amortization and accretion	66	44	9	13	8	140
	$839	384	98	244	7	$1,572

Income generated by operating assets	$294	128	5	15	(8)	$434

Interest expense, net						(50)
Corporate and general administration						(18)
Research, development and exploration						(16)
Minority interest in earnings of subsidiaries						(5)
Income before undernoted						345

Other income						5
Tax expense						(136)
Net income						$214

Segmented Information – Q3 YTD 2005

	Nine Months ended September 30, 2005
(US$ millions)	Copper	Nickel	Zinc	Aluminum	Other	Total

Revenues	$3,145	1,657	349	833	90	$6,074

Operating expenses
Cost of operations	747	575	135	421	17	1,895
Purchase of raw materials	1,482	443	152	291	53	2,421
Depreciation, amortization and accretion	189	117	26	36	37	405
	$2,418	1,135	313	748	107	$4,721

Income (loss) generated by operating assets	$727	522	36	85	(17)	$1,353

Interest expense, net						(126)
Corporate and general administration						(54)
Research, development and exploration						(43)
Minority interest in earnings of subsidiaries						(154)
Income before undernoted						976

Other income						5
Tax expense						(389)
Net income						$592

Average Realized Prices & Exchange Rate

	3rd Qtr		Nine Months
(US$ per pound, except as noted)	2005	2004	2005	2004

Copper	1.72	1.34	1.58	1.25
Nickel	6.78	6.54	7.15	6.39
Zinc	0.60	0.50	0.60	0.51
Aluminum	0.86	0.84	0.90	0.82
Lead	0.46	0.45	0.49	0.42

Exchange Rate (US$ = Cdn$1)	0.83	0.77	0.82	0.75
Exchange Rate (Chilean Peso = US$1)	556	628	564	615

Net Earnings Sensitivity

		Impact on 2005
	Change in	Annualized Net Earnings
	Realized Price	Net Earnings	E.P.S.
	US$/lb.	US$ millions	US$
Copper	$0.05	$40	$0.11
Nickel	$0.50	$63	$0.17
Zinc	$0.05	$38	$0.10
Aluminum	$0.05	$19	$0.05
Lead	$0.05	$6	$0.02

Exchange Rate US$ = Cdn$	$0.01	$9	$0.02

Consolidated Statement of Cash Flow

	3rd Qtr		Nine Months
(US$ millions)	2005	2004	2005	2004
Cash from operations	392	435	1,267	1,076
Change in operating working capital	(19)	(146)	(155)	(274)
	373	289	1,112	802
Capital investments	(187)	(189)	(459)	(459)
Other investment activities	(23)	(3)	(28)	125
Sale of assets and investments	48	2	54	5
Cash before financing activities	211	99	679	473

Financing activities
Long-term debt, including current portion
Issued	37	58	551	199
Repaid	(1,056)	(57)	(1,335)	(401)
Issue of common shares	25	2	37	20
Share purchase plan repayment	1	—	3	—
Issue of common shares - minority shareholders	—	1	18	15
	(993)	4	(726)	(167)

Dividends	(43)	(39)	(145)	(115)
Increase (decrease) in cash and cash equivalents	(825)	64	(192)	191
Cash and cash equivalents, beginning of period	1,517	628	884	501
Cash and cash equivalents, end of period	692	692	692	692

Interest Costs

	3rd Qtr		Nine Months
(US$ millions)	2005	2004	2005	2004

Interest cost in operating assets, net	$64	$43	$159	$129

Interest capitalized on development projects	(14)	(8)	(33)	(25)
	$50	$35	$126	$104

Capital Investments

(US$ millions)	2005F	2006F
Koniambo development	$110	$70
Kidd Mine extension	125	65
Nickel Rim South project	69	75
Collahuasi molybdenum circuit	18	—
El Morro Feasibility	12	5
Lomas Bayas	8	—
Raglan milling circuit expansion	23	38
Kabanga	27	15
Sustaining Capital and other	289	275
Total	$681	$543

Consolidated Balance Sheet

(US$ millions)	30-Sep-05	31-Dec-04
ASSETS
Cash and cash equivalents	$692	$884
Accounts receivable	853	948
Metals and other inventories	1,508	1,436
	3,053	3,268
Operating capital assets	6,751	4,870
Development projects	1,573	1,166
Investments and other assets	334	324
TOTAL ASSETS	$11,711	$9,628

LIABILITIES AND EQUITY
Accounts and taxes payable	$1,137	$1,265
Debt due within one year	103	570
	1,240	1,835
Long-term debt	2,922	2,736
Preferred share liabilities	877	122
Future income taxes	1,151	304
Asset retirement obligation, pension and other provisions	695	595
Stockholders’ interests
Interests of other shareholders	56	1,197
Shareholders’ equity	4,770	2,839
	4,826	4,036
TOTAL LIABILITIES AND EQUITY	$11,711	$9,628

Operating Assets

	30-Sep	31-Dec
(US$ millions)	2005*	2004
Copper	3,395	2,890
Nickel	2,465	1,078
Zinc	142	158
Aluminum	701	702
Other	48	42
Total	$6,751	$4,870

*                 Value adjusted with the fair market value increments from acquisition of 41% of the assets of the former Falconbridge in Q2 2005

Operating Capital Asset Base

Reflects Growth Strategy

[CHART]

Development Projects

Value
Projects Under Development	$ millions*

Copper
Kidd Creek Mine D, Ontario	$486

Nickel
Koniambo, New Caledonia	183
Nickel Rim South	155

Magnesium	282

Other	467
Raglan expansion
Fortuna de Cobre
Perseverance
El Pachon
El Morro
Lady Loretta
Onaping Depth
Fraser Morgan
Total	$1,573

*                 Value adjusted with the fair market value increments from acquisition of 41% of the assets of the former Falconbridge in Q2 2005

Foreign Exchange Contracts

				YTD
			Unrealized	Realized
	Amount	Rate	Gain/(Loss)	Gain/(Loss)
2005	$104	1.4190	$17	$49
2006 and beyond	12	1.5157	3	—
Totals as at September 30, 2005	$116	1.4293	$20	$49

Positions are in millions of $Cdn., Gains/losses are in millions of $US

Debt Maturity Schedule

		Principal repayment schedule as at September 30, 2005
	Interest	Total Q3,
(US $millions)	Rates	2005	2005	2006	2007	2008	2009	2010	2011	2012+

Debt of the Company and its wholly-owned subs.
Convertible debentures, Revolving
Term Loans and Other	4.70%	232	(1)	(17)	(138)	(24)	(1)	(51)	—	—
Senior Debentures	5.93%	2,343	—	(248)	—	(150)	—	—	(300)	(1,645)
Preferred Share Liabilities (1)	6.17%	877	—	—	—	(127)	—	(300)	—	(450)
	5.91%	3,452	(1)	(265)	(138)	(301)	(1)	(351)	(300)	(2,095)

Debt of Partially-Owned	5.44%	450	(20)	(88)	(88)	(88)	(86)	(40)	(40)	—

Total	5.85%	3,902	(21)	(353)	(226)	(389)	(87)	(391)	(340)	(2,095)
Debt due within one year		103
Long-term Debt		3,799

(1) May be redeemed for common shares

Ratio Analysis

	30-Sep		31-Dec
(US$ Millions except as noted)	2005		2004

Net debt	3,210		2,544
Total capitalization	8,036		6,580
Net debt to capitalization	40%		39%

Cash & cash equivalents and available bank lines	$1.5	B	$1.6	B

Net debt-to-capitalization ratio – restated*

(US$ Millions, except as noted)	30-Sep-05	31-Dec-04

Net debt – as previously reported	2,977	2,324

Reclassification of:
• equity component of convertible debentures	106	98
• Series H Pref. shares	127	122

Net debt – restated	3,210	2,544

Total capitalization	8,021	6,580

Net debt to cap. – restated	40%	39%

Net debt to cap. – as previously reported	37%	35%

*                 Reflects new accounting standards adopted as of Jan. 1, 2005 with respect to classification and measurement of convertible debentures and preferred shares.

Implications of Preferred Share Redemption

						After-tax
	Principal		Pre-tax		After-tax	Cost/Return
	Redeemed		Cost/yield		Cost/Yield	Per Year

Preferred Share	$500	M	8.4	%*	6.2%	$31.0	M

Cash on hand	$500	M	2%		1.28%	($6.4	)M

Net Annual Impact						$24.6	M

• for each $100M redeemed from retained cash, earnings increase by $5M

* based upon a 36% tax rate in Canada

Investment Grade Credit Ratings

•	Moody’s Investors Service	Baa3

•	Standard & Poor’s	BBB-

•	Dominion Bond Rating	BBB

[GRAPHIC]

Business Unit Performance; Sales & Production Volumes

[LOGO]

Copper Business Unit – Perf. Metrics

	3rd Qtr
	2005	2004
Sales volumes - 000 tonnes
Copper concentrate	82	86
Concentrate processed	494	425
Copper cathode	123	106
Zinc (metal and concentrate)	52	48

Financials - US$ millions
Revenues	1,133	913
Income generated - EBITDA	360	292
Income generated - EBIT	294	232

Operating - US$ per pound
Realized - copper price	1.72	1.34
Net operating cash cost	0.24	0.43

Nickel Business Unit – Perf. Metrics

	3rd Qtr
	2005	2004
Sales volumes - 000 tonnes
Nickel	22	15
Ferronickel	5	6

Financials - US$ millions
Revenues	512	417
Income generated - EBITDA	172	171
Income generated - EBIT	128	146

Operating - US$ per pound
Realized nickel price	6.78	6.54
Realized ferronickel price	7.03	6.49
Net operating cash cost
• INO	2.69	2.69
• Falcondo	4.70	3.58

Zinc Business Unit – Perf. Metrics

	3rd Qtr
	2005	2004
Sales Volumes 000 tonnes
Zinc concentrate	64	83
Zinc metal (25% share of N.I.F.)	18	18

Financials - US$ millions
Revenues	103	101
Income generated - EBITDA	14	11
Income generated - EBIT	5	(3)

Operating US$ per lb. of zinc
Zinc price	0.60	0.50
Net operating cash cost	0.38	0.28

Aluminum Business Unit – Perf. Metrics

	3rd Qtr
	2005	2004
Sales volumes - 000 tonnes
Primary	61	61
Fabricated	46	44

Financials - US$ millions
Revenues	259	233
Income generated - EBITDA	28	29
Income generated - EBIT	15	20

Operating - US$ per pound
Realized aluminum price	0.86	0.84
Primary net operating cash cost*	0.66	0.58
Fabrication spread	0.45	0.42

* Cash cost, net of metal and value-added premiums

Sales Volumes

	100% basis,	Third quarter		Nine months ended September 30
Metal Sales (tonnes, except as noted)	except as noted	2005	2004	2005	2004

Copper
Copper business
CCR		79,826	65,533	215,436	216,205
Kidd Creek		21,902	23,040	73,307	59,760
Horne - (concentrates)		31,210	5,378	31,210	20,568
Antamina - (concentrates)	(33.75)%	20,047	22,537	64,285	58,488
Collahuasi - (concentrates)	(44)%	31,085	59,035	96,232	108,400
Collahuasi	(44)%	6,217	1,510	19,997	18,538
Lomas Bayas		15,534	16,271	49,369	44,952
Altonorte - (anodes)		40,115	18,646	112,839	117,310
		245,936	211,950	662,675	644,221
Nikkelverk		14,847	13,875	45,800	38,536
		260,783	225,825	708,475	682,757

Nickel		21,592	15,432	64,860	51,575

Ferronickel		4,783	6,247	18,036	20,832

Zinc
Copper business
Kidd Creek		31,034	34,496	104,285	94,696
Kidd Creek - (concentrates)		11,092	—	27,671	—
Antamina - (concentrates)	(33.75)%	9,111	13,617	34,948	47,767
		51,237	48,113	166,904	142,463
Zinc business
Brunswick/Matagami - (concentrates)		63,808	82,596	179,641	227,727
		115,045	130,709	346,545	370,190

Aluminum
Primary Aluminum - shipments		60,915	60,890	184,559	187,315
Norandal - shipments		45,545	43,658	134,707	131,842
Alumina - shipments	(50)%	86,554	—	266,152	—
Bauxite - shipments	(50)%	227,420	—	678,486	—

Lead		10,053	9,581	54,211	60,055

Molybdenum concentrate
Antamina	(33.75)%	538	160	1,717	318

Gold - 000 ounces		168	245	554	706

Silver - 000 ounces
CCR		7,676	8,868	25,156	28,387
Kidd Creek		1,136	949	3,391	3,096
Antamina	(33.75)%	308	624	1,071	1,702
		9,120	10,441	29,618	33,185

Mine Production Volumes

	100% basis,	Third Quarter		Nine months ended September 30
Mine Production (tonnes, except as noted)	except as noted	2005	2004	2005	2004

Copper
Copper business
Kidd Creek		11,070	8,563	32,168	32,151
Antamina	(33.75)%	29,225	31,027	91,223	87,560
Collahuasi	(44)%	44,046	65,067	134,248	146,869
Lomas Bayas		15,583	15,719	48,108	46,361
		99,924	120,376	305,747	312,941
Matagami		—	2,113	—	5,993
Brunswick		1,683	1,447	4,508	4,646
Sudbury		6,151	6,640	19,142	17,919
Montcalm		1,611	181	3,775	358
Raglan		1,761	1,795	4,663	5,133
Other		205	3,165	7,485	10,538
		111,335	135,717	345,320	357,528

Nickel
Sudbury		4,096	6,796	15,784	16,928
Montcalm		2,585	348	6,738	628
Raglan		6,406	6,972	17,623	19,869
		13,087	14,116	40,145	37,425

Ferronickel		7,173	7,433	21,322	22,303

Zinc
Zinc business
Brunswick		67,220	64,619	206,288	200,479
Matagami		—	33,159	—	91,604
		67,220	97,778	206,288	292,083
Kidd Creek		33,313	25,594	97,502	57,086
Antamina	(33.75)%	18,635	15,186	57,121	55,964
Other		889	2,570	6,016	6,961
		120,057	141,128	366,927	412,094

Lead		19,340	17,383	58,682	54,808

Silver - 000 ounces
Copper business
Kidd Creek		1,033	1,088	2,897	3,039
Antamina	(33.75)%	714	770	2,468	2,159
		1,747	1,858	5,365	5,198
Brunswick		1,603	1,383	4,692	4,348
Matagami		—	129	—	362
Other		10	56	179	179
		3,360	3,426	10,236	10,087

Refinery & Smelter Production Volumes

	100% basis,	Third Quarter		Nine months ended September 30
Mine Production (tonnes, except as noted)	except as noted	2005	2004	2005	2004

Refined copper
Copper business
CCR		80,905	63,180	215,115	209,628
Kidd Creek		34,795	30,957	101,094	83,077
Collahuasi	(44)%	6,737	6,894	20,001	18,715
Lomas Bayas		15,583	15,719	48,108	46,361
		138,020	116,750	384,318	357,781
Nikkelverk		9,987	7,857	28,639	26,837
		148,007	124,607	412,957	384,618

Copper anodes
Horne		41,253	27,611	105,738	112,044
Kidd Creek		35,546	31,870	106,255	85,123
Altonorte		79,458	56,469	218,853	187,561
		156,257	115,950	430,846	384,728
Refined nickel
Nikkelverk		21,447	15,994	64,084	50,952
Falcondo		7,173	7,433	21,322	22,303
		28,620	23,427	85,406	73,255
Refined zinc
Kidd Creek		31,664	23,248	105,202	87,624

Primary aluminum		60,245	62,308	183,323	185,170

Fabricated Aluminum		45,545	43,658	134,707	131,842

Alumina	(50)%	141,906	—	441,523	—

Bauxite	(50)%	512,768	—	1,453,977	—

Refined lead		7,690	4,549	52,234	57,937

Molybdenum concentrate	(33.75)%	573	323	1,496	645

Refined gold - 000 ounces		194	294	652	829

Refined silver - 000 ounces		8,214	8,461	25,487	28,820

Production Outlook for 2005

		Actual	Current	Previous
Production (MT)		2004	2005F	2005F

Copper	Mined	491,000	480,000	490,000
	Refined	527,000	566,000	559,000

Nickel	Mined	81,000	82,000	83,000
	Refined	101,000	114,000	114,000

Zinc	Mined	528,000	473,000	472,000
	Refined	190,000	205,000	208,000

Aluminum	Primary	247,000	247,000	251,000
	Fabricated	170,000	180,000	178,000

Labour Contract Renewals for 2005

Labour contracts expire at:
•	Falcondo	Nov. 30, 2005

[GRAPHIC]

Third Quarter 2005 Supplemental Financial Information

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited.  Inco has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-8 containing a share exchange takeover bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco will be available free of charge from Inco. You should direct requests for documents to the Secretary of Inco, Inco Limited, 145 King Street West, Suite 1500, Toronto, Canada, M5H 4B7.